Exhibit 99.6

TATA MOTORS LIMITED

NOTICE OF GUARANTEED DELIVERY

FOR ADS SUBSCRIPTION FORMS

This form, or one substantially equivalent hereto, must be used to exercise subscription rights for Tata Motors Limited American Depositary Shares (the “ADSs” and such subscription rights, the “ADS Rights”) pursuant to the offering described in the Prospectus Supplement, dated March 30, 2015, to the Prospectus, dated March 30, 2015 (collectively, the “Prospectus”), of Tata Motors Limited, a company incorporated under the laws of the Republic of India (the “Company”), if a holder of ADS Rights cannot deliver the ADS subscription form(s) evidencing the ADS Rights (the “ADS Subscription Form(s)”) to the ADS rights agent listed below (the “ADS Rights Agent”) at or prior to 2:15 p.m., New York City time, on April 27, 2015 (the “Expiration Date”).

You may deliver your Notice of Guaranteed Delivery for ADS Subscription Forms to the ADS Rights Agent on or prior to the Expiration Date in the same manner as your ADS Subscription Forms at the address set forth below for the ADS Rights Agent.

Payment of the deposit amount for each ADS subscribed for upon exercise of the ADS Rights (including excess ADSs, if any) must be received by the ADS Rights Agent in the manner specified in “The Rights Offering” in the Prospectus at or prior to 2:15 p.m., New York City time, on the Expiration Date even if the ADS Subscription Form(s) evidencing such ADS Rights is (are) being delivered pursuant to the guaranteed delivery procedures thereof.

Citibank, N.A.

By First-Class Mail:	By Hand Or Overnight Courier:

Citibank, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Delivery of this instrument to an address other than as set forth above does not constitute a valid delivery.

Ladies and Gentlemen:

The undersigned hereby represents that the undersigned is the holder of ADS Subscription Form(s) representing             ADS Rights and that such ADS Subscription Form(s) cannot be delivered to the ADS Rights Agent at or before 2:15 p.m., New York City time, on the Expiration Date. Upon the terms and subject to the conditions set forth in the Prospectus, review of which is hereby acknowledged, the undersigned hereby elects to (i) exercise the ADS Rights to subscribe for an aggregate of             ADSs (one ADS for each ADS Right represented by such ADS Subscription Form(s)) and (ii) submit an excess application relating to such ADS Rights, to the extent that ADSs that are not otherwise purchased pursuant to the exercise of ADS Rights are available therefor and entitled to be purchased by the undersigned, for an aggregate of up to             excess ADSs, subject to availability and proration as described in the Prospectus. Holders of ADS Rights must pay the deposit amount of US$[            ] per new ADS subscribed.

The undersigned understands that payment of the deposit amount for ADSs subscribed for pursuant to the ADS Rights and any excess applications must be received by the ADS Rights Agent at or before 2:15 p.m., New York City time, on the Expiration Date and represents that such payment, in the aggregate amount of $            is being delivered to the ADS Rights Agent herewith by certified check.

Signature(s)
Address
Name(s)
Area Code and Tel. No(s).

ADS Subscription Form No(s). (if available)

GUARANTEE OF DELIVERY

(Not To Be Used For ADS Subscription Form Signature Guarantee)

The undersigned, a financial institution that is a member of the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) or the New York Stock Exchange Inc. Medallion Signature Program (MSP), guarantees that the undersigned will deliver to the ADS Rights Agent the ADS Subscription Form(s) representing the ADS Rights being exercised hereby, with any required signature guarantee and any other required documents, prior to 2:15 p.m., New York City time, on the third NYSE trading day following the date hereof.

Dated:

(Address)	(Name of Firm)

(Area Code and Telephone Number)	(Authorized Signature)

The institution that completes this form must transmit the guarantee to the ADS Rights Agent at or prior to 2:15 p.m., New York City time, on April 27, 2015 and must deliver the ADS Subscription Form(s) to the ADS Rights Agent prior to 2:15 p.m., New York City time, on the third NYSE trading day following the date hereof. Failure to do so could result in a financial loss to such institution.

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